Cadbury plc (the “Company”)
Announcement of transactions in ordinary shares of 10p each by a Director and Persons Discharging
Managerial Responsibility (“PDMRs”)

The Company was notified on 15 February 2010 of the following transactions by PDMRs:

On 12 February 2010, Mark Reckitt disposed of 39,431 ordinary shares in the capital of the Company at a price of £8.46 per share.

On 15 February 2010, James Cali acquired 156,648 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.59 per share. All shares were disposed of on the same day at an aggregate price of £8.42 per share.

The Company was notified on 16 February 2010 of the following transactions by a Director and PDMRs:

On 15 February 2010, Lawrence MacDougall acquired 74,509 ordinary shares in the capital of the Company under the Company’s Executive Share Option Schemes at an aggregate price of £4.81 per share. All shares were disposed of on the same day at an aggregate price of £8.42 per share.

On 15 February 2010, the following individuals disposed of ordinary shares in the capital of the Company which vested on 2 February 2010 under the Company’s Bonus Share Retention Plan (“BSRP”), the price received in each case being £8.44 per share:

Todd Stitzer 1,127,281
Trevor Bond 277,680
David Macnair 383,063

On 16 February 2010, the following individuals disposed of ordinary shares in the capital of the Company which vested on 2 February 2010 under the Company’s BSRP, the price received in each case being £8.41 per share:

Mark Reckitt 300,919
Lawrence MacDougall 28,262

Following the above transaction, Todd Stitzer (a Director) has an interest in 201,278 shares in the capital of the Company. He also has a conditional interest in a further 923,355 shares held in the Group’s Long Term Incentive Plan.

This announcement is made following notifications under Disclosure and Transparency Rule 3.1.4.

The transactions were carried out in London.

Contact:

J M Mills
Director of Group Secretariat
Tel: 01895 615176

16 February 2010